UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 9)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of issuer)

Common Shares, par value $1.00 per share

(Title of class of securities)

G9108L108

(CUSIP number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, address and telephone number of person authorized to receive notices and communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

October 27, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. G9108L108
1	Name of reporting persons KELLEY ENTERPRISES INC.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization THE BAHAMAS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,441,722
	8	Shared voting power 0
	9	Sole dispositive power 5,441,722
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,441,722
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 11.9%
14	Type of reporting person* CO

13D

CUSIP No. G9108L108
1	Name of reporting persons MARSLAND HOLDINGS LIMITED
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,339,110
	8	Shared voting power 0
	9	Sole dispositive power 3,339,110
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,339,110
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 7.3%
14	Type of reporting person* OO

13D

CUSIP No. G9108L108
1	Name of reporting persons REDMONT TRADING CORP.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization LIBERIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,718,217
	8	Shared voting power 0
	9	Sole dispositive power 2,718,217
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,718,217
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 5.9%
14	Type of reporting person* CO

13D

CUSIP No. G9108L108
1	Name of reporting persons FIRST TSAKOS INVESTMENTS INC.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* NOT APPLICABLE
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization LIBERIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,780,832
	9	Sole dispositive power 0
	10	Shared dispositive power 8,780,832
11	Aggregate amount beneficially owned by each reporting person 8,780,822
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 19.2%
14	Type of reporting person* OO

13D

CUSIP No. G9108L108
1	Name of reporting persons TSAKOS HOLDINGS FOUNDATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* NOT APPLICABLE
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization LIECHTENSTEIN
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,499,049
	9	Sole dispositive power 0
	10	Shared dispositive power 11,499,049
11	Aggregate amount beneficially owned by each reporting person 11,499,049
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 25.1%
14	Type of reporting person* OO

THIS STATEMENT CONSTITUTES AMENDMENT NO. 9 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 9 (this “Amendment No. 9”) to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005, October 25, 2005, December 13, 2005, February 9, 2006, November 29, 2006, July 3, 2008 and January 13, 2009 (the “Schedule 13D”) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 9 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Kelley Enterprises Inc. (“Kelley”); (ii) Marsland Holdings Limited (“Marsland”); (iii) Redmont Trading Corp. (“Redmont”); (iv) First Tsakos Investments Inc. (“First Tsakos”); and (v) Tsakos Holdings Foundation (“Tsakos Holdings” and, together with Kelley, Marsland, Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Exchange Act of 1934.

Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission (the “SEC”), beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. Tsakos Holdings owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns all of the outstanding shares of Kelley and Marsland.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

Marsland is a holding company organized under the laws of the British Virgin Islands which beneficially owns the number of Common Shares indicated herein.

Kelley is a holding company organized under the laws of the Bahamas which beneficially owns the number of Common Shares indicated herein.

(b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 9.

(c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 9.

(d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purposes of Transaction

Item 4 is hereby amended by adding the following:

On October 27, 2010, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Kelley, Marsland and Redmont, pursuant to which the Company agreed to sell an aggregate of 896,861 Common Shares at a price of $11.30 per Common Share. Pursuant to the Purchase Agreement, Kelley, Marsland and Redmont purchased 424,424 Common Shares, 260,432 Common Shares and 212,005 Common Shares, respectively. The 896,861 Common Shares were issued pursuant to the Company’s shelf Registration Statement on Form F-3 (File No. 333-159218), including a preliminary prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), on October 27, 2010 and a final prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act on October 29, 2010. In connection with the Purchase Agreement, the Company granted to Kelley, Marsland and Redmont certain registration rights covering resales of the 896,861 Common Shares. The foregoing description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Purchase Agreement included as Exhibit 2 to this Amendment No. 9 and incorporated by reference herein.

The source of funds for the purchase of the 896,861 Common Shares was capital contributions from the respective shareholders of Kelley, Marsland and Redmont. In addition, each of Kelley, Marsland and Redmont acquired the 424,424 Common Shares, 260,432 Common Share and 212,005 Common Shares, respectively, to increase its investment in the Company. Each of Kelley, Marsland and Redmont is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of November 1, 2010, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage(2)

Kelley Enterprises Inc.	5,441,722	—		11.9%
Marsland Holdings Limited	3,339,110	—		7.3%
Redmont Trading Corp.	2,718,217	—		5.9%
First Tsakos Investments Inc.		8,780,832	(1)	19.2%
Tsakos Holdings Foundation		11,499,049	(1)	25.1%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. As of the date of this filing, Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama and Nikolas P. Tsakos beneficially and of record own 3,952,232, 274,200 and 129,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 15,854,481 Common Shares, constituting 34.6% of the Company.

(1)	First Tsakos is the sole holder of the outstanding capital stock of Kelley and Marsland and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.
(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 45,806,887 issued and outstanding Common Shares as of November 1, 2010.

(b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) As described above, each of Kelley, Marsland and Redmont purchased the 424,424 Common Shares, 260,432 Common Share and 212,005 Common Shares, respectively, pursuant to the Purchase Agreement, and that such purchases closed on November 1, 2010.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Kelley, Marsland, Redmont, First Tsakos or Tsakos Holdings.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

See the responses to Items 4 and 5, which are incorporated by reference herein.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit 1: Joint Filing Agreement, dated November 5, 2010, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

Exhibit 2: Purchase Agreement, dated October 27, 2010, by and among Tsakos Energy Navigation Limited and the several Purchasers named therein (incorporated by reference from Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on October 29, 2010).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated: November 5, 2010

KELLEY ENTERPRISES INC.

By:	/S/ P. EFTHIMIADES
Name:	P. Efthimiades
Title:	Director

MARSLAND HOLDINGS LIMITED

By:	/S/ E. SAROGLOU
Name:	E. Saroglou
Title:	Director

REDMONT TRADING CORP.

By:	/S/ THOMAS K. ZAFIRAS
Name:	Thomas K. Zafiras
Title:	President

FIRST TSAKOS INVESTMENTS INC.

By:	/S/ P. EFTHIMIADES
Name:	P. Efthimiades
Title:	Director

TSAKOS HOLDINGS FOUNDATION

By:	/S/ P. EFTHIMIADES	/S/ T. K. ZAFIRAS
Name:	P. Efthimiades	T.K. Zafiras
Title:	Member of the Foundation Council	Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office

Kelley Enterprises Inc.	Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas

Marsland Holdings Limited	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands

Redmont Trading Corp.	9 Nikodimon Street, Kastella Piraeus Greece – 185 33

First Tsakos Investments Inc.	34 Efesou Street, Nea Smyrni, Athens, Greece

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Kelley Enterprises Inc.

Name	Position	Principal Occupation	Business Address

First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	9 Ionias Street, Nea Smyrni, Athens, Greece

Marsland Holdings Limited

Name	Position	Principal Occupation	Business Address

First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Saroglou	Director	Financial Consultant	86 Mplessa Street Papagos, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address

Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Thomas Constantinos Zafiras	Director	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street Athens, Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Address

Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Vassilis Sofias 39 Athens, Greece

Nikolas P. Tsakos	Foundation Council Member	President & CEO of Tsakos Energy Navigation Ltd.	Robertou Galli and Propilaion, Acropolis, Athens, Greece

Thomas Constantinos Zafiras	Foundation Council Member	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Dr. Herbert Oberhuber	Foundation Council Member	Attorney	Unterm Rair 67, Liechtenstein

Pantelis Nicolas Efthimiades	Foundation Council Member	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Eleftherios Montanios	Foundation Council Member	Attorney	Achaion 5, Lavinia Court, Nicosia, Cyprus

EXHIBIT INDEX

The following are filed as Exhibits to this Amendment No. 9:

Exhibit 1: Joint Filing Agreement, dated November 5, 2010, by and among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

Exhibit 2: Purchase Agreement, dated October 27, 2010, by and among Tsakos Energy Navigation Limited and the several Purchasers named therein (incorporated by reference from Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on October 29, 2010).